Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Date for its Second Half and Full Year 2019 Financial Results Release

Singapore, February 19, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced it will release its second half and full year 2019 financial results for the periods ended December 31, 2019 on February 25, 2020, after market closing in New York.

The next day, Wednesday, February 26, 2020, at 8:00 a.m. Eastern Standard Time / 3:00 p.m. South African Standard Time / 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +866 966 1396 (US Toll Free Dial In), +0800 376 7922 (UK Toll Free Dial In), +800 852 6250 (Singapore Toll Free Dial In), or +0800 014 553 (South Africa Toll Free Dial In), +44 (0)2071 928000 (International Standard Dial In). Please enter code: 3483486.

An audio replay of the conference call will be available until Wednesday, March 4, 2020, by dialing +866 331 1332 (US Toll Free Dial In), +65 3158 3995 (Singapore Dial In), +44 (0)3333 009785 (International Standard Dial In).  Access code: 3483486.

Audio Webcast - Slides Presentation

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the second half and full year ended December 31, 2019 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com